UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Dynegy Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

26817G300
(CUSIP Number)

Charles Murphy c/o Litespeed Management, L.L.C. 237 Park Avenue, Suite 900 New York, New York 10017 (212) 808-7423
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Litespeed Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,009,145

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,009,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
32,009,145

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.04%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Litespeed Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,009,145

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,009,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
32,009,145

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.04%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jamie Zimmerman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

32,009,145

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,009,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
32,009,145

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.04%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	26817G300

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares"), of Dynegy Inc. a Delaware Corporation (the "Issuer").  The principal executive offices of the Issuer are located at 601 Travis, Suite 1400, Houston, Texas  77002, United States of America.

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: Litespeed Management, L.L.C., a Delaware limited liability company (the "Investment Manager"), Litespeed Master Fund, Ltd., a Cayman Islands corporation (the "Master Fund") and Jamie Zimmerman, a citizen of the United States.
The Investment Manager, the Master Fund and Jamie Zimmerman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 237 Park Avenue, Suite 900, New York, New York 10017.
The Master Fund is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Master Fund are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
Jamie Zimmerman is the managing member of the Investment Manager and her business address is 237 Park Avenue, Suite 900, New York, New York 10017.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Shares came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The total cost for the Shares purchased by the Master Fund was $11,207,491.01.

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 32,009,145 Shares owned beneficially by private investment vehicles, including the Master Fund, for which the Investment Manager serves as investment manager (the "Funds"), representing approximately 26.04% of the Shares, based upon 122,893,088* Shares outstanding.
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of and has shared voting and dispositive power of 32,009,145 Shares, representing approximately 26.04% of the Shares, based upon 122,893,088 Shares outstanding.
As of the date hereof, Jamie Zimmerman, in her capacity as the Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 32,009,145Shares owned beneficially by the Funds, representing approximately 26.04% of the Issuer's outstanding Shares, based upon 122,893,088 Shares outstanding.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at May 4, 2012, as reported in the Issuer's Form 10-Q, filed on May 10, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Litespeed Management, L.L.C.

By:	/s/ Jamie Zimmerman
Title: Managing Member

/s/ Jamie Zimmerman
Jamie Zimmerman

Litespeed Master Fund, Ltd.

By:	/s/ Jamie Zimmerman
Title: Director

Dated:  July 10, 2012

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated July 10, 2012 relating to the Common Stock of Dynegy Inc. shall be filed on behalf of the undersigned.

Litespeed Management, L.L.C.

By:	/s/ Jamie Zimmerman
Title: Managing Member

/s/ Jamie Zimmerman
Jamie Zimmerman

Litespeed Master Fund, Ltd.

By:	/s/ Jamie Zimmerman
Title: Director

July 10, 2012

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Number of Common Stock Purchased/(Sold)	Price Per Share
5/9	541,000	0.3841
5/10	6,332,565	0.4277	(1)
5/14	520,500	0.4593
5/15	64,146	0.4600
5/30	500,000	0.4541
5/31	1,000,000	0.4984
6/1	1,633,120	0.5173
6/4	134,345	0.5177
6/5	300,050	0.5739
6/11	1,431,348	0.5800
6/25	31,938	0.4851
6/26	15,044	0.5643
6/27	500,000	0.5827
6/28	600,000	0.5775
6/29	332,555	0.5842
7/2	14,251	0.5800
7/3	1,250,000	0.5894
7/5	542,854	0.5886
7/6	1,800,000	0.5520	(2)
7/9	1,159,000	0.4808	(3)

(1) Represents the weighted average price of shares purchased in multiple same-day transactions at prices ranging from $0.4197 to $0.4400 per share.

(2) Represents the weighted average price of shares purchased in multiple same-day transactions at prices ranging from $0.5437 to $0.5646 per share.

(3) Represents the weighted average price of shares purchased in multiple same-day transactions at prices ranging from $0.4544 to $0.5031 per share.

SK 03371 0003 1304472